SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,700,326

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,700,326

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,700,326

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,729,118

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,729,118

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,729,118

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,729,118

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,729,118

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,729,118

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of December 17, 2012 and amends and supplements the Schedule 13D filed on November 26, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$39,312,049
Elliott International Working Capital	$73,070,675

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

  On December 17, 2012, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “December 17 Letter”) offering to acquire the Issuer for $11.00 per share in cash.  A copy of the December 17 Letter is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,700,326 shares of Common Stock, consisting of: (i) 4,225,207 shares of Common Stock, and (ii) options exercisable for 475,119 shares of Common Stock.  The 4,700,326 shares of Common Stock individually beneficially owned by Elliott constitute 2.2% of all of the outstanding shares of Common Stock.  Elliott owns 1,348,500 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 8,729,118 shares of Common Stock, consisting of: (i) 7,846,826 shares of Common Stock, and (ii) options exercisable for 882,292 shares of Common Stock.  The 7,846,826 shares of Common Stock beneficially owned by Elliott International and EICA constitute 4.1% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 13,429,444 shares of Common Stock constituting 6.3% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto (other than those that were previously reported on this Schedule 13D).

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

                (e)Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (directly or through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 1,277,045 and 2,371,655 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 1.1% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 1.7% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Schedule 13D and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Board of Directors of the Issuer dated December 17, 2012

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 18, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT B

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

December 17, 2012

The Board of Directors
Compuware Corporation
One Campus Martius
Detroit, Michigan  48226

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Management Corp. and its funds Elliott Associates, L.P. and Elliott International L.P. (collectively, “Elliott”) which collectively own, or have an interest economically equivalent to, 8.0% of the common stock of Compuware Corporation (“Compuware”), making Elliott one of the Company’s largest stockholders.  Elliott is a multi-strategy investment firm with over $20 billion in assets under management focused on employing detailed research to address complex investment situations.  We have considerable experience in the technology sector involving both public and private investments.

Based on our detailed review of the Company’s publicly available information and our substantial knowledge of the software industry, we are pleased to submit this proposal to acquire all of the shares of common stock of Compuware for a price of $11.00 per share.  Our offer represents a premium of 25% over the Company’s unaffected market value as of the date Elliott filed its Schedule 13D last month.  This price also represents a 21% premium over the Company’s 30-day volume-weighted average price (“VWAP”), a 24% premium over the Company’s 60-day VWAP and a 24% premium over the Company’s one-year VWAP.  Finally, this price represents a premium of 15% over the Company’s current market value which we believe is substantially inflated as a result of Elliott’s 13D, a filing to which the Company has repeatedly drawn attention in public and private settings.  Substantiating this belief is the fact that since November 26th when we filed our 13D (just 3 weeks ago), Compuware’s stock price has outperformed the NASDAQ by 9 percentage points and the S&P 500 by 8 percentage points.  By any measure, we believe our proposal represents a compelling opportunity that your stockholders will find extremely attractive.

Compuware is a long-established company that we have followed closely for several years.  We believe in the quality of Compuware’s assets – however, its execution, profitability and growth have meaningfully underperformed.  Prior to the filing of our 13D, Compuware’s stock has underperformed the Nasdaq and S&P 500 by an average of 6 and 34 percentage points over the last one and two years, respectively.

As a result of Elliott’s significant experience in the software sector and our deep public diligence into Compuware, we believe Elliott is uniquely situated to deliver maximum value to the Company’s stockholders.  Elliott has over 35 years of experience in investing in public and private companies and an extensive track record of successfully structuring and executing acquisitions in the technology space.  Our proposal is of course subject to a confirmatory due diligence review of the Company as well as the availability of reasonable financing.  We are available to sign an appropriate confidentiality agreement and commence due diligence immediately.  We are also confident we can obtain financing and have already had conversations with financing sources.  Elliott is prepared to devote considerable resources to completing this transaction and we are confident that, with your cooperation, we will be in a position to execute a definitive transaction agreement on an expedited basis.

We are prepared to meet immediately with you and your advisors in order to answer any questions about our proposal and to work out the details for moving toward a definitive transaction agreement.

Of course, nothing in this letter is intended to create a legally binding obligation and no such obligation will exist unless and until a definitive transaction agreement is executed. As a result of our substantial share ownership in Compuware, SEC rules oblige us to make the existence and contents of this letter public.   Please feel free to contact me to discuss or clarify any aspect of this proposal.

On behalf of Elliott, we are very much looking forward to working closely with the talented employees of Compuware to bring the Company forward to its next phase of growth.

Very truly yours,

/s/
Jesse Cohn
Portfolio Manager

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Option ($) (excl. commissions)
14-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	28,000	5.550000
14-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	379,400	5.575400
13-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	18,060	5.540000
12-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	17,294	5.630000
11-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	31,700	5.649500
28-Nov-2012	OTC Listed $4.00 1/19/13 Call Options	665	4.800000

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Option ($) (excl. commissions)
14-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	52,000	5.550000
14-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	704,600	5.575400
13-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	33,540	5.540000

12-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	32,117	5.630000
11-Dec-2012	OTC Listed $4.00 1/19/13 Call Options	58,800	5.649500
28-Nov-2012	OTC Listed $4.00 1/19/13 Call Options	1,235	4.800000

All of the above transactions were effected on the open market.